UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

CORNERSTONE ONDEMAND, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

21925Y103

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

October 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA CM Chicago Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA CM GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SL Alpine Aggregator GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Alpine Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLAA (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Chicago Co-Invest II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. SLA Co-Invest, GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒*
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP NO. 21925Y103

EXPLANATORY NOTE

This Amendment No. 4 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on December 18, 2017, as amended by Amendment No. 1 filed on November 1, 2019, Amendment No. 2 filed on February 26, 2020 and Amendment No. 3 filed on August 9, 2021 (as amended, the “Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Cornerstone OnDemand, Inc. (the “Issuer”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On October 15, 2021, pursuant to the terms of an Agreement and Plan of Merger with Sunshine Software Holdings, Inc., a Delaware corporation and affiliate of Clearlake Capital Group, L.P. (“Parent”) and Sunshine Software Merger Sub, Inc., an indirect and wholly owned subsidiary of Parent (“Merger Sub” and such agreement, the “Merger Agreement”), (i) Merger Sub merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation and an indirect wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.0001 per share, of the Issuer (“Common Stock”) outstanding was converted into the right to receive $57.50 per share in cash, without interest and subject to any required tax withholding (the “Merger Consideration”). Each restricted stock unit held by directors of the Issuer were converted into the right to receive an amount in cash equal to the product of the number of shares subject to such award multiplied by the Merger Consideration.

In connection with the closing of the Merger, the $218,242,000 and $75,758,000 principal amount 5.75% Convertible Senior Notes (“Convertible Notes”), held by SLA CM Chicago Holdings, L.P. and SLA Chicago Co-Invest II, L.P., respectively, were automatically converted into an amount of cash equal to the product of the number of shares issuable upon conversion of the principal amount thereof, as adjusted pursuant to the terms of the Indenture governing the Convertible Notes, multiplied by the Merger Consideration, plus accrued and unpaid interest for payments of $319,689,611 and $110,973,349, respectively.

In connection with the closing of the Merger, Mr. Joseph Osnoss disposed of 25,293 shares of Common Stock and 5,067 restricted stock units, in each case, which had previously been awarded to Mr. Osnoss as director compensation, for the Merger Consideration and pursuant to the Merger Agreement, respectively. These securities were previously held by Mr. Osnoss for the benefit of Silver Lake Technology Management, L.L.C., certain of its affiliates or certain of the funds they manage.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b) As a result of the transactions described in Item 4 of this Schedule 13D, none of the Reporting Persons has beneficial ownership of any Common Stock.

(c) Other than as described in Item 4 of this Schedule 13D, none of the Reporting Persons or the individuals listed on Annex A to the Schedule 13D have effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d) No one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer reported on this Schedule 13D.

(e) On October 15, 2021, the Reporting Persons ceased to be the beneficial owners of any Common Stock.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2021

SLA CM Chicago Holdings, L.P.

By: SLA CM GP, L.L.C. its general partner

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SLA CM GP, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director

SL Alpine Aggregator GP, L.L.C.

By: Silver Lake Alpine Associates, L.P., its managing member
By: SLAA (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Alpine Associates, L.P.

By: SLAA (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLAA (GP), L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Chicago Co-Invest II, L.P.

By: SLA Co-Invest, GP, L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLA Co-Invest, GP, L.L.C.

By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel